:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy Partners, Ltd.
Full Name of Registrant

Former Name if Applicable

201 St. Charles Avenue, Suite 3400
Address of Principal Executive Office (Street and Number)

New Orleans, Louisiana 70170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As further discussed in Part IV of this Form 12b-25, Energy Partners, Ltd. (“we, ” “our, ” “us” or the “Company”) and our advisors are currently engaged in negotiations with the administrative agent for our bank lending group and with representatives of holders that have represented to us that they own a majority of the outstanding principal amount of our outstanding senior unsecured notes to obtain relief from our current liquidity situation. In addition, we are currently actively exploring strategic alternatives, including a potential recapitalization of our balance sheet. Additionally, during March 2009, both our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer resigned. Because the efforts of management have been focused on the ongoing discussions with our bank lending group and with the holders of our outstanding $450 million senior unsecured notes and strategic alternatives, we have not been able to complete our 2008 Form 10-K within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John H. Peper	504	569-1875
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Overview

We anticipate significant changes in our results of operations for the fiscal year ended December 31, 2008, as compared to our results of operations for the fiscal year ended December 31, 2007. We have not yet finalized our consolidated financial statements for 2008, and our independent registered public accounting firm, KPMG LLP, has not completed their audit procedures. Management anticipates, however, that KPMG’s auditors’ report relative to our 2008 consolidated financial statements will contain an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern.

Our business was adversely impacted to a significant extent in 2008 as a result of a number of negative influences and factors, including:

•	hurricanes in August and September of 2008 damaged third-party production pipelines, causing us to shut-in a significant amount of our production from September 2008 through January 2009;

•	oil and natural gas prices declined in the fourth quarter of 2008 to the lowest levels since 2001 and have remained at low levels for much of the first quarter of 2009;

•

the worldwide credit and capital markets collapsed in 2008 and the availability of debt and equity financing became significantly more scarce, thus reducing financial flexibility for most companies, including us; and

•

the Minerals Management Service (“MMS”) rejected our request for waiver of supplemental bonding requirements for the decommissioning of certain of our federal offshore properties, resulting in the requirement for us to provide cash or other financial support totaling $47.3 million, $12.5 million of which was provided as of December 31, 2008, $16.7 million of which is due by March 27, 2009 (which date is the end of a 30-day grace period), and the remaining $18.1 million of which is payable in equal quarterly amounts of $1.2 million beginning March 31, 2009. We are in a continuing dialogue with the MMS concerning this matter. If we do not resolve this matter successfully, we could be forced to shut in a portion of our production.

These events have negatively impacted our business and caused us to experience a shortage of liquidity that jeopardizes our ability to continue as a going concern. The following describes the most significant liquidity issues we face in the immediate future and some of the measures we have taken to date in response. We are considering multiple alternatives to remedy our current liquidity situation, including the recapitalization of our balance sheet, targeted cost reductions, significantly reduced drilling expenditures during 2009, the sale of assets and the sale of the Company. If we are not able to successfully negotiate relief from certain of our debt obligations or successfully implement one or more of these strategies, or in order for us to successfully implement one or more of these strategies, we may be forced to voluntarily seek bankruptcy protection.

Effect of Recent Reduction of Borrowing Base

In March 2009, we were notified by the administrative agent for our bank lending group that the semi-annual re-determination of the borrowing base under our revolving credit facility was performed, resulting in a new borrowing base of $45 million, down from the prior borrowing base of $150 million. We currently have $83 million drawn under this credit facility, which results in a borrowing base deficiency of $38 million (the “Borrowing Base Deficiency”). As a result, we are not able to borrow funds under the revolving credit facility. Among the alternatives available to the Company, we may elect to repay the Borrowing Base Deficiency in monthly installments of amounts to be approved by the administrative agent, not to exceed six monthly installments without the approval of a majority of the holders of the outstanding commitments. We are currently in discussions with our bank lender group regarding these payments. If our proposed monthly installment payments are not approved by the administrative agent or we cannot demonstrate to the satisfaction of the administrative agent that we have sufficient available monthly cash flow to pay such installment payments, the administrative agent may require us to immediately pay the full Borrowing Base Deficiency. In addition, we are required to pay approximately $45 million in interest annually on our $450 million principal amount of senior unsecured notes, including approximately $17 million on April 15, 2009. We are currently in discussions with our noteholders regarding these payments. Our forecasted cash flows for 2009 are not sufficient to fund the payment of the Borrowing Base Deficiency and to continue to make payments of interest on our senior unsecured notes. The failure to make either of these payments will result in an event of default under the instruments governing the applicable debt obligation and will ultimately trigger cross default provisions (and related possible acceleration of payment obligations) under each of our respective debt obligations. We do not have sufficient liquidity to repay all of our debt obligations in the event of an acceleration of payment of such obligations.

Projected Covenant Defaults under Credit Facility

As referenced above, our expected cash flow and financial results for 2009 have been adversely affected by shut-in production as a result of the 2008 hurricanes and the significant decrease in commodity prices. After analyzing our forecasted cash flow and results of operations for 2009, we believe it is reasonably likely that we will breach one or more of the financial covenants in our bank credit facility upon the completion of our financial statements for the first quarter of 2009, which breaches will constitute an immediate default under our bank credit facility. Furthermore, the anticipated inclusion in our auditors’ report relative to our 2008 consolidated financial statements of an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern will constitute a breach of a covenant under our bank credit facility, which, if not waived, will become a default after a 30-day grace period following the end of the first quarter of 2009. We are attempting to negotiate amendments to our bank credit facility financial covenants to obtain increased flexibility in our debt compliance ratios and other covenant requirements. We can provide no assurance, however, that we will be successful in these negotiations. If we are not successful in these negotiations and we do breach one or more of these covenants, the lenders under our bank credit facility may declare us to be in default under our bank credit facility and may ultimately accelerate the obligation for us to repay the full amount drawn under that facility. We currently do not have sufficient liquidity to make such a payment. Any such default which results in acceleration under our bank credit facility would also result in an event of default under our $450 million principal amount of senior unsecured notes. As discussed above, we do not have sufficient liquidity to repay all of our debt obligations in the event of an acceleration of payment of such obligations.

Potential Future Default under Senior Unsecured Notes

Our forecasted cash flows for 2009 are not sufficient to fund the required bank credit facility principal reduction amounts and continue to make periodic payments of interest on our senior unsecured notes. Nonpayment of the interest on the senior unsecured notes, if not remedied within 30 days, is an event of default under the senior unsecured notes indenture and allows the trustee or 25% or more of the holders of the senior unsecured notes to declare all unpaid principal and interest immediately due and payable. The next interest payment of $17 million on the $450 million principal amount of senior unsecured notes is due on April 15, 2009. As a result, we and our advisors are currently negotiating with holders that have represented to us that they own a majority of the outstanding principal amount of the senior unsecured notes to address alternatives to continued payment of interest on the senior unsecured notes, including the potential exchange of all or part of the senior unsecured notes for equity ownership in the Company. If executed, this type of exchange is expected to significantly dilute existing equity ownership in our common stock and the market value of our existing common stock could be further reduced or eliminated entirely.

Surety Obligations

In December 2008 and the first quarter of 2009, we posted cash collateral to restricted accounts for the benefit of certain of our indemnity companies totaling $5.7 million in response to requests by two indemnity companies to provide reserves against our surety bonds with them, and at least one of our indemnity companies has discussed with us increasing the cash reserves we provide to them. Our agreements with these indemnity companies allow them to demand cash reserves or letters of credit to support our outstanding surety bonds. We have outstanding $63.2 million in surety bonds with four different indemnity companies. If some or all of our indemnity companies formally request additional reserves with respect to these outstanding surety bonds, we project that we will not have sufficient cash or borrowing capacity to comply with those requests. As a result, we may default on some or all of these agreements and the indemnity companies may seek to exercise their contractual remedies, including attempting to be discharged from the surety bonds. If the indemnity companies are discharged or otherwise relieved from performing under the surety bonds, and we do not arrange for other indemnity companies or sureties to replace them, these events may result in violations of other agreements or obligations.

Changes to Production Levels

Due to our current liquidity situation and currently depressed commodity prices, we expect to significantly reduce capital expenditures during 2009 and to suspend our exploratory drilling program. As a result, we do not expect to be able to maintain our current production levels and we expect our production to decline significantly during 2009 primarily due to natural reservoir declines combined with minimal investment in reserve replacement activities. In addition, the additional 2,000 Boe per day of production that we expected to come online in February 2009 as discussed in our press release dated February 20, 2009 has still not commenced production because the operator of the pipeline has not successfully completed the repairs and flow tests required to restore production. The current estimate for acceptance of our shut-in production attributable to this third-party pipeline is later in March or early April 2009. At our current and anticipated production levels, combined with the current and expected lower sales prices, we do not expect to have sufficient cash flows to fully fund our operations and meet all of our financial obligations in 2009 as discussed above.

Potential NYSE Delisting

At the current trading prices of our common stock, we may soon fail to meet one or more of the quantitative continued listing standards adopted by the New York Stock Exchange. If our common stock is ultimately delisted from the New York Stock Exchange, trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the “pink sheets” or the OTC Bulletin Board. Such trading will reduce the market liquidity of our common stock. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

Changes in the Board of Directors and Management

We announced on February 23, 2009 that our Board of Directors was reduced from eleven to seven members to better reflect our current needs, and that we retained Parkman Whaling LLC as our financial advisor to assist the Board of Directors and senior management in our ongoing and active exploration of strategic alternatives, including a potential recapitalization of our balance sheet.

In addition, on March 4, 2009, we announced the resignation of Joseph T. Leary as our Executive Vice President and Chief Financial Officer. On March 16, 2009, we announced the resignation of Richard A. Bachmann as our Chairman and Chief Excecutive Officer and the engagement of Alan D. Bell as our Chief Restructuring Officer.

Anticipated Changes in Results of Operations – Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

We have not yet finalized our consolidated financial statements for the year ended December 31, 2008, and our independent registered public accounting firm, KPMG LLP, has not completed their audit procedures. As a result, our preliminary financial results provided in this Form 12b-25 could change materially.

Our operating results for the year ended December 31, 2008 compared to the year ended December 31, 2007 reflect a decline in production from our existing core oil and natural gas properties due primarily to natural reservoir declines, and the impact of the hurricanes which curtailed a significant amount of our production from September 2008 through January 2009. Our production also declined during the year ended December 31, 2008 compared to the year ended December 31, 2007 as a result of sales of certain of our producing properties in June 2007 and March 2008.

Higher average oil and natural gas prices contributed favorably to our revenue for the year ended December 31, 2008, during which we realized an estimated 44% increase in our average sales price per Boe (exclusive of derivative instruments) over the year ended December 31, 2007. The precipitous decline in oil and natural gas prices that began in the third quarter of 2008 is not fully reflected in our realizations for the full 2008 year because of the significant decline in our production as a result of the hurricanes which substantially reduced production rates from September 2008 through January 2009.

As of the date of this filing, we estimate our consolidated net loss for the year ended December 31, 2008 will be in the range of $40 million to $50 million, or $1.25 to $1.55 loss per diluted share. For the year ended December 31, 2007, we reported a net loss of $80.0 million, or $2.32 loss per diluted share. We estimate revenue for the year ended December 31, 2008 will be approximately $356 million as compared to $454.6 million for the year ended December 31, 2007. We expect lease operating expenses for the year ended December 31, 2008 of approximately $68 million, a slight decline from the year ended December 31, 2007 amount of $69.9 million. We expect general and administrative expenses (“G&A”) to total approximately $45 million for the year ended December 31, 2008, a decline from the year ended December 31, 2007 amount of $61.7 million, which 2007 amount included $9.4 million of legal and financial advisory fees not present in 2008. We expect to report non-cash impairment charges of approximately $102 million associated with our oil and natural gas properties for the year ended December 31, 2008. Our non-cash impairment charges totaled $114.9 million for the year ended December 31, 2007. The 2008 impairments resulted primarily from a combination of lower oil and natural gas prices and anticipated reduced capital spending based on the lower commodity price environment described above. We expect to report depreciation, depletion and amortization and accretion expenses (“DD&A”) of approximately $108 million for the year ended December 31, 2008, a decline from the year ended December 31, 2007 amount of $174.5 million due primarily to production declines in 2008 related to natural reservoir declines and the curtailment of production related to the 2008 hurricanes. We expect to report exploration expenditures and dry hole costs for the year ended December 31, 2008 of approximately $29 million, a decline from the year ended December 31, 2007 amount of $98.2 million due primarily to the decline in exploration spending in 2008 as compared to 2007.

We expect to record approximately $22 million of losses related to plugging and abandonment work performed in the fourth quarter of 2008 and for estimated costs for work continuing into 2009 due to revisions to increase previously recorded estimates for asset retirement obligations (“ARO”). The additional ARO costs resulted from factors including scope changes, weather delays and changes in the equipment used in the planned work, which, for certain properties, included the use of a drilling rig previously under contract in the fourth quarter of 2008. We settled approximately $24 million of abandonment liabilities in 2008 and estimate our ARO will be approximately $100 million at December 31, 2008, compared with $77.9 million at December 31, 2007.

We estimate our loss from operations for the year ended December 31, 2008 will be in the range of $15 million to $25 million as compared to the $56.0 million loss from operations reported for the year ended December 31, 2007. Our estimated loss from operations for the year ended December 31, 2008 includes estimated amounts recoverable from business interruption insurance related to the insured portion of production deferred as a result of the 2008 hurricanes of approximately $4 million. We expect to report a gain on derivative instruments of $2 million for the year ended December 31, 2008, as compared to a $13.1 million loss on derivative instruments for the year ended December 31, 2007. We estimate the effective tax rate on the tax benefit of our loss for the year ended December 31, 2008 will be approximately 27%, due to the expectation that we will provide a valuation allowance of approximately $4 million against our net deferred tax assets as of December 31, 2008. Our effective tax rate was a 35.8% tax benefit recorded on our net loss for the year ended December 31, 2007.

Net cash provided by operating activities for the year ended December 31, 2008 is expected to be approximately $185 million compared to $293.9 million for the year ended December 31, 2007. We expect to report cash and cash equivalents of approximately $2.8 million as of December 31, 2008 compared to $8.9 million as of December 31, 2007. We expect to report trade accounts receivable of $28 million as of December 31, 2008 compared to $47.1 million as of December 31, 2007, due to production volumes being severely curtailed as we awaited repairs to third party pipelines damaged by the 2008 hurricanes.

At December 31, 2008, our total debt was $497.5 million, which included $43.0 million of borrowings during the fourth quarter under our bank credit facility. These borrowings, which were continuing to occur during the first quarter 2009, have been necessary due to production volumes being severely curtailed as we awaited repairs to third party pipelines damaged by the 2008 hurricanes. Our bank credit facility balance as of the date of this filing is $83 million. As discussed above, the borrowing base under our bank credit facility was recently reduced to $45 million, resulting in a Borrowing Base Deficiency of $38 million. As a result, we are not able to make future borrowings under our bank credit facility, and we have commenced negotiations with the lenders under our bank credit facility to, among other things, address the repayment of the Borrowing Base Deficiency (as further discussed above).

We expect our reserves as of December 31, 2008 will total approximately 37 million barrels of oil equivalent (“Boe”) compared with 45.3 million Boe at December 31, 2007. Production for the year ended December 31, 2008 totaled approximately 4.8 million Boe, as compared to 8.8 million Boe for the year ended December 31, 2007.

We have not yet completed our assessment of the effectiveness of internal control over financial reporting for 2008. However, we experienced changes in personnel performing certain internal control processes during the year ended December 31, 2008 as a result of departures of key accounting and finance personnel and changes in roles and responsibilities of these and certain other employees. For example, during 2008, our Controller and Principal Accounting Officer resigned and our Treasurer resigned. In March 2009, both our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer resigned. As a result of the impact of these changes on the effectiveness of our internal control over financial reporting, we may report material weaknesses in internal control over financial reporting as of December 31, 2008.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Any statements included in this Form 12b-25 that address activities, events or developments that the Company “expects,” “believes,” “plans,” “projects,” “estimates” or “anticipates” will or may occur in the future are forward-looking statements. We believe these judgments are reasonable, but actual results may differ materially due to a variety of important factors. Among other items, such factors might include:

•	availability of capital to fund required payments on our revolving credit facility, senior unsecured notes and our working capital needs;
•	our ability to execute the strategic alternatives we are exploring;
•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt;
•	our ability to continue as a going concern;
•	discussions with our senior bank lender group, our noteholders, our indemnity companies and sureties, our other creditors and the Minerals Management Service;
•	our inability to fulfill the terms or meet the required financial covenants under our revolving credit facility;
•	changes in general economic conditions;
•	uncertainties in reserve and production estimates;
•	unanticipated recovery or production problems;
•	unanticipated results from wells being drilled or completed;
•	the effects of delays in completion of gas gathering systems, pipelines and processing facilities;
•	oil and natural gas prices and competition;
•	the impact of derivative positions;
•	production expense estimates;
•	cash flow estimates;
•	loss of key personnel;
•	future financial performance;
•	planned capital expenditures; and
•	other matters that are discussed in our filings with the Securities and Exchange Commission.

These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including Form 10-K for the year ended December 31, 2007, Form 10-Q for the quarter ended September 30, 2008 and current reports on Form 8-K, for a discussion of these risks. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2008 Form 10-K. Our actual decisions, performance and results may differ materially.

Energy Partners, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ John H. Peper, Executive Vice President, General Counsel and Corporate Secretary
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).